OMB APPROVAL
OMB Number:3235-0167
UNITED STATES	Expires:July 31, 2024
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Estimated average burden hours per response........ 1.50

FORM 15/A

Amendment #2

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51935

Sun Pacific Holding Corp.

(Exact name of registrant as specified in its charter)

345 Highway 9 South, Suite 388, Manaplan, New Jersey 07726

732-845-0906

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 4 whole lot holders

Pursuant to the requirements of the Securities Exchange Act of 1934 (Sun Pacific Holding Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	7/16/2024	By:	/s/ Nicholas Campanella
Nicholas Campanella, CEO, Sun Pacific Holding Corp.

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.